Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 866.974.7329

February 1, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sandra Hunter Berkheimer and David Lin

Re:	Bakkt Holdings, Inc.

•	Registration Statement on Form S-3 Filed April 21, 2023 (File No. 333-271361)

•	Registration Statement on Form S-3 Filed April 21, 2023 (File No. 333-271362)

•	Post-Effective Amendment No. 2 to Form S-1 on Form S-3 Filed April 21, 2023 (File No. 333-261034)

•	Registration Statement on Form S-3 Filed April 26, 2023 (File No. 333-271438) (collectively, the “Registration Statements”)

Dear Ms. Berkheimer and Mr. Lin:

On behalf of Bakkt Holdings, Inc. (including its subsidiaries as the context requires, the “Company” and, in the responses below, “we”, “us” and “our”), we submit this letter containing consolidated responses to the comment letters, dated January 31, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statements.

For ease of review, each of your comments from your comment letter relating to the Registration Statement with File No. 333-271362 are set forth below, followed by the Company’s responses. Such responses are intended to be responsive to the comment letter relating to the Registration Statement with File No. 333-271362, as well as the corresponding substantively identical comment letters provided in respect of the other three Registration Statements.

AUSTIN  BEIJING  BOSTON  BOULDER  BRUSSELS  HONG KONG  LONDON  LOS ANGELES  NEW YORK  PALO ALTO

SALT LAKE CITY  SAN DIEGO  SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC  WILMINGTON, DE

Securities and Exchange Commission

February 1, 2024

Response Dated January 19, 2024

General

1.

We reissue comment 3 of our letter dated June 12, 2023, in part. Please revise to disclose whether and how the recent completion of Ethereum’s transition to Proof-of-Stake consensus has impacted your analysis, if any, of whether a particular crypto asset that you make available on your platform is a “security” within the meaning of Section 2(a)(1) of the Securities Act.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that it considered whether a crypto asset uses a proof-of-stake consensus mechanism as part of its review of all crypto assets available on the Bakkt Crypto platform following the close of the Bakkt Crypto acquisition in April 2023. In response to the Staff’s comment, the Company proposes to revise the proposed disclosure appearing on page 17 of Annex A to the Company’s January 19, 2024 letter (such Annex, “Annex A”) to include the emphasized language below:

[… Following the closing of our acquisition of Bakkt Crypto on April 1, 2023, and in light of regulatory developments, we undertook an updated review of all crypto assets then available on the Bakkt Crypto platform and determined that it was appropriate to delist certain additional assets.] “This review took into account a number of factors, including: (i) scores assigned to each crypto asset based on a rating framework that weighs various factors drawn from SEC and judicial sources; (ii) whether the crypto asset was sold in an initial coin offering; (iii) whether the crypto asset was backed by a single entity; and (iv) whether the crypto asset used “proof of stake” validation. Our review also accounted for the potential impacts of delisting on our clients and customers.” [We have also directed the delisting of certain crypto assets in response to charges recently filed by the SEC against crypto asset exchanges alleging that those crypto assets are securities. …]

Annex A

A crypto asset’s status as a “security” in any relevant jurisdiction…, page 11

2.

We note your response to comment 13. Please revise your disclosure to identify the risk that you could be subject to judicial or administrative sanctions for acting as a clearing agency without appropriate registration.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that it proposes to revise its disclosure in such risk factor, which appears on page 12 of Annex A, in response to the Staff’s comment with the emphasized language below:

[… A determination by the SEC, a foreign regulatory authority, or a court that an asset that we support for trading on our platform constitutes a security may also result in a determination that we should remove such asset from our platform, as well as other assets that have similar characteristics to such asset deemed to be a security. In addition, we could be subject to judicial or administrative sanctions for failing to offer or sell the asset in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration.] “Similarly, the SEC has recently alleged that certain crypto asset exchanges have acted without appropriate registration as clearing agencies. Although our platform functions differently from those alleged to have functioned as unregistered clearing agencies in actions brought by the SEC to date, we could face a similar action if the SEC and its staff take a different position with respect to our activities. An action for failure to register as a broker, dealer, national securities exchange, or clearing agency when such registration was required could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines and disgorgement, criminal liability and reputational harm.” [Customers that traded such supported assets on our platform and suffered trading losses could also seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. …]

Securities and Exchange Commission

February 1, 2024

Liquidity Providers, page 22

3.

Refer to your proposed disclosures on page 22 of Annex A. At the bottom of page 22, you state that Bakkt Crypto settles with its liquidity providers on a daily or “other post-trade, non-real- time basis....” Please revise to clarify the frequency that, or the circumstances under which, Bakkt Crypto settles with its liquidity providers at a frequency other than daily or intra-day, and discuss any risks associated with settling less frequently than daily.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that it proposes to revise the proposed disclosure appearing on page 22 of Annex A to include the emphasized language below:

[Settlement is conducted on a net basis on the blockchain supporting the crypto asset. Bakkt Crypto is not required to pre-fund any transactions with liquidity providers.] Instead, Bakkt Crypto settles with liquidity providers on a daily basis; however, in instances where a liquidity provider’s settlement balance is less than $30,000 for a given token, or $50,000 across all tokens, Bakkt Crypto will settle with those liquidity providers on the last business day of the applicable month, or when the settlement balance exceeds those levels, if sooner. At settlement, fiat currency and crypto assets are exchanged to settle trading obligations from the previous period. [In periods of heavy trading volumes, Bakkt Crypto and the liquidity providers may agree to perform more frequent settlements in order to decrease the exposure of unsettled transactions.]

The Company further advises that, due to the de minimis nature of Bakkt Crypto’s settlements occurring on a less-frequent-than-daily basis, the Company does not consider the risks associated with such settlements to be material.

Custody Services for the Crypto Assets Supported for Trading, page 23

4.

Your response to comment 11 indicates, among others, that all of the keys for the cold wallets BitGo has established to hold Bakkt Crypto assets are held by BitGo and stored in cold storage. However, we also note your proposed disclosure on page 23 of Annex A that “[u]nder the BitGo Custody Agreement, BitGo, at Bakkt Crypto’s direction, establishes and maintains wallets for the storage of crypto assets, including cold wallets where BitGo holds a majority of the keys and a majority of those keys are stored offline...” (emphasis added). Please explain this apparent inconsistency and revise your disclosure as necessary.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that it proposes to revise the proposed disclosure appearing on page 23 of Annex A to include the emphasized language below.

Securities and Exchange Commission

February 1, 2024

[Under the BitGo Custody Agreement, BitGo, at Bakkt Crypto’s direction, establishes and maintains wallets for the storage of crypto assets, including cold wallets where BitGo holds] all of the keys, and all of those keys [are stored offline (“Vault”).]

Please direct any questions regarding the Company’s responses or the Registration Statements to J. Matthew Lyons at (512) 338-5411 or mlyons@wsgr.com or Austin March at (512) 338-5410 or amarch@wsgr.com.

Sincerely,

/s/ Wilson Sonsini Goodrich & Rosati, Professional Corporation

WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION

cc:	Gavin Michael, Bakkt Holdings, Inc.

Marc D’Annunzio, Bakkt Holdings, Inc.

Paul Simmons, Bakkt Holdings, Inc.

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